TuSimple Holdings Inc.

9191 Towne Centre Drive, Suite 600

San Diego, CA 92122

April 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Kathleen Collins
Alexandra Barone
Rebekah Lindsey

Re:	TuSimple Holdings Inc.

Registration Statement on Form S-1 (File No. 333-254616)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TuSimple Holdings Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 4:00 p.m. Eastern Time on Wednesday, April 14, 2021 or as soon thereafter as practicable.

The Company hereby authorizes each of Jeffrey Vetter and Colin Conklin of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Vetter at (650) 463-5335 or, in his absence, Mr. Conklin at (650) 463-5341.

Very truly yours,

TuSimple Holdings Inc.

By:	/s/ Cheng Lu
Cheng Lu
Chief Executive Officer